EDGAR Submission Header Summary

Submission Type	8-K
Live File	on
Return Copy	on
Submission Contact	Victoria A. Faw
Submission Contact Phone Number	304-769-1112
Exchange	NASD
Confirming Copy	off
Filer CIK	0000726854
Filer CCC	xxxxxxxx
Period of Report	03/02/11
Item IDs	7.01
	9.01
Notify via Filing website Only	off
Emails	vikki.faw@cityholding.com

Documents

8-K	**form8-k.htm**
	CHCO Form 8-K, KBW 2011 Boston Bank Conference
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	CHCO logo
EX-99.1	**ex99-1.htm**
	Exhibit 99.1, Slide presentation at KBW Boston Bank Conference
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8-K	submissionpdf.pdf
	Printable copy of CHCO Form 8-K, KBW 2011 Boston Bank Conference and Slide Presentation

Module and Segment References

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported)
March 2, 2011



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-11733

West Virginia	**55-0619957**
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐   Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 7 – Regulation FD

Item 7.01 – Regulation FD Disclosure.

On March 2, 2011, Charles R. (Skip) Hageboeck, President and CEO of City Holding Company ("the Company") will deliver a presentation regarding the Company's financial performance to a group of analysts and investors at Keefe Bruyette & Woods' 2011 Boston Bank Conference held in Boston, MA.

Copies of the slides used in the presentation will be available on the Company's web site at www.cityholding.com and are attached as Exhibit 99.1 and incorporated herein by reference.

This Report, including its exhibit, which is furnished under Section 7, Item 7.01 of Form 8-K, is not to be deemed an admission as to the materiality of any information in the Report that is required to be disclosed by Regulation FD.

Section 9 - Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

99.1	Copy of slide presentation

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the Undersigned hereunto duly authorized.

Dated: <u>March 2, 2011</u>   **City Holding Company**

By: /s/ David L. Bumgarner
    David L. Bumgarner
    Chief Financial Officer

-2-

KBW 2011 Boston Bank Conference
March 1-2, 2011

Forward Looking Statements

■ *This news release contains certain forward-looking statements that are included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such information involves risks and uncertainties that could result in the Company's actual results differing from those projected in the forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in such forward-looking statements include, but are not limited to, (1) the Company may incur additional loan loss provision due to negative credit quality trends in the future that may lead to a deterioration of asset quality; (2) the Company may incur increased charge-offs in the future; (3) the Company may experience increases in the default rates on previously securitized loans that would result in impairment losses or lower the yield on such loans; (4) the Company may not continue to benefit from strong recovery efforts on previously securitized loans resulting in improved yields on these assets; (5) the Company could have adverse legal actions of a material nature; (6) the Company may face competitive loss of customers; (7) the Company may be unable to manage its expense levels; (8) the Company may have difficulty retaining key employees; (9) changes in the interest rate environment may have results on the Company's operations materially different from those anticipated by the Company's market risk management functions; (10) changes in general economic conditions and increased competition could adversely affect the Company's operating results; (11) changes in other regulations and government policies affecting bank holding companies and their subsidiaries, including changes in monetary policies, could negatively impact the Company's operating results; (12) the Company may experience difficulties growing loan and deposit balances; (13) the current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations; (14) continued deterioration in the financial condition of the U.S. banking system may impact the valuations of investments the Company has made in the securities of other financial institutions resulting in either actual losses or other than temporary impairments on such investments; and (15) the effects of the Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act") recently adopted by the Uniited States Congress. Forward-looking statements made herein reflect management's expectations as of the date such statements are made. Such information is provided to assist stockholders and potential investors in understanding current and anticipated financial operations of the Company and is included pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances that arise after the date such statements are made.*

City Holding Company



- **Total Assets**   **$2.6 bil**
- **Branches**   **68**
- **FTE**   **805**
- **Market Cap**   **$550 mil**
- **Institutional Ownership**   **65%**
- **Average Daily Volume**   **$2.2 mil**

Date: February 3, 2011

Value in the Banking Sector?
Checklist for success in current environment:

Capital
- Strongly capitalized

Markets
- Solid Distribution Network
- Stable Geographic Markets
- Disciplined Competition

Performance
- Strong Net Interest Margin
- Strong NIM Management
- Strong Fee income
- Ability to control expenses

Growth
- Liquidity to grow
- Ability to grow share in market
- Opportunity to grow into new markets

Management

City Holding Company:

- **Markets:** Operates an extremely strong retail/commercial franchise in stable markets with disciplined competition

- **Asset Quality:** Strong compared to peers and City's management has recognized and dealt with issues

- **Performance:** Has Consistently outperformed peers with respect to earnings, capital, and liquidity

- **Growth:** Growing and succeeding in slow-growth stable markets with targeted expansion into new markets

Key Markets



2nd Branch Share & 8% Deposit Share in Morgan, Berkeley & Jefferson Co. WV $2.1Billion
1st Branch Share & 9% Deposit Share in Huntington WV/Ashland KY MSA $4.2Billion
1st Branch Share & 10% Deposit Share in WV's largest market; $5.7B
1st & 27% Deposit Share $1.9 Billion
Ohio
West Virginia
Clarksburg
Ripley
Chesapeake, OH
Milton
Huntington
Cross Lanes
Teays Valley
Charleston State Capital
Montgomery
Beckley
Lewisburg
Hinton
Berkeley Springs
Martinsburg
Inwood
Charles Town
25 Gatewater Road
Charleston, West Virginia 25313
(304) 769 1106
www.cityholding.com

Liabilities: Low Cost and stable deposits drives profitability



Data: December 31, 2010

Net Interest Margin
Strong NIM driven by solid core deposit franchise & strong NIM management



Strong Deposit Franchise drives top decile Non-Interest Revenue:

City Holding Company

Peer Group



94th percentile

37%

63%

■ Non Interest Income
■ Net Interest Income



24%

76%

■ Non Interest Income
■ Net Interest Income

*As of December 31, 2009. Non-interest income excludes other than temporary impairment losses and VISA IPO gain

Sample of 295 reporting publicly traded banks and thrifts with assets between $1 and $10 billion as of December 31, 2009, excluding investment gains/losses

City's Deposit Franchise:

- **City's Non-Interest Income represents 36% of total revenues**

- **CHCO Ave Deposits/Branch**   **$32 MM**
- **Peer Ave Deposits/Branch**   **$41 MM**

- **Average Depository Hhlds/Branch**   **2,200**
- **Industry Ave. Hhlds per Branch***   **1,220**

As compared to other $2.6B banks, City has more branches and in each of these branches, more households than larger branches, resulting in City's exceptionally strong retail deposit franchise.

* FIS

Real-time Processing Implementation

- **May 12, 2010: Implemented "Passport" software providing "real-time" posting of debits/credits intra-day**

Regulation E Time-Line

- **April 1, 2010: Began Communication Effort regarding Regulation E**
- **49% of customers made election prior to implementation**
- **Implementation: August 14th**
- **Additional 4% of customers have made election post-implementation**

Regulation E

- **Customers who have NEVER overdrawn their account:**
  - **Response Rate:** 37%
  - **Opt-In / Opt-Out / Force-out:** 26% / 11% / 63%

- **Customers who HAVE overdrawn their account:**
  - **Response Rate:** 86%
  - **Opt-In/ Opt-Out / Force-out:** 75% / 11% / 14%

- **Bottom Line Impact on Service Charges**

4th Quarter 2009	$11.6 million
4th Quarter 2010	$9.6 million
Decrease:	**$2.0 million** (17.23%)

Asset Quality: a function of culture and market

- City's Loans are 60% Retail/40% Commercial

- City's market area tends to be more stable

- Real Estate prices in City's market area have been relatively stable

- City's Past-due loan trends are stable

- City's non-performing asset levels are stronger than peers

- City has been aggressive about charging down non-performing loans

Conservative Loan Portfolio Mix

City Holding Company



- Residential Real Estate
- Home Equity
- Consumer/Other
- Commercial

Loan to Deposits 85.9%

As of December 31, 2010

Peer Group



- Residential Real Estate
- Home Equity
- Consumer/Other

Loan to Deposits 86.5%

Sample of 296 publicly traded banks and thrifts with assets between $1-$10 billion as of December 31, 2009

Retail Loan Facts:

• Residential RE are 1,3,5 and 10 Yr ARMs

• No Sub-prime, Interest-only, Option Adjustable

• Home Equity loans include LOCs, fixed amortizing loans, non-purchase adjustable loans

• 65% of Home Equity Loans are 1st Lien Position

• 66% of Home Equity Loans have a LTV < 80%.

• Ave Loan Balance for Residential RE is $78,000

• Ave Loan Balance for Home Equity loans is $35,000

Stable Past-Due Loans (30+ days)

Past-due loans trends are stable and reflect better economics in City's core markets



NPA's to Loans & OREO



Non-performing Assets:
1.12% of Total Loans (December 31, 2010)



Net Charge-offs: 2010

Net C/O: $7.4 MM   (0.41% of Average Loans) Provision $7.1 MM



Retail Charge-offs: 2010



Greenbrier Resort Speculative Properties - 12/31/10

Original Loan Balances	$ 11.0 MM
Current Loan Book Balance net of reserves	$ 0.9 MM
OREO after Charge-off's	$ 5.6 MM
On-Balance Sheet:	$ 6.5 MM
	(59% of orig loan)





Sale of $1.7MM in 1st Quarter 2011

CHCO *consistently* strong performance:

	2005	2006	2007	2008	2009	2010	2010 Peers** Median
Reported ROA	2.09%	2.11%	2.03%	1.12%	1.63%	1.40%	0.88% - 95th %ile
ROTE	22.3%	22.4%	21.0%	11.4%	18.0%	15.1%	12.2% - 75th %ile
Tangible Common Equity/TA	9.5%	10.1%	9.7%	8.83%	9.78%	10.01%	9.19% - 85th %ile
NIM	4.49%	4.56%	4.34%	4.64%	4.18%	4.06%	3.98%- 55th %ile
Efficiency Ratio	46.7%	44.5%	45.9%	46.3%	50.0%	51.6%	58.9% - 95th %ile
Non-Int Rev/Total Rev*	34%	34%	34%	36%	37.9%	36.3%	28.3% -100th %ile

*   Non-Int Rev excludes gain on Visa IPO; Securities Losses

•**   Peer Group of 19 Regional Banks of comparable size & geography

GROWTH: CHCO is positioned to achieve "reasonable growth" in its core franchise:

- Commercial
- Retail
- Insurance
- Trust & Investment Management

Commercial Loan Growth:
Success achieved due to community bank orientation, strong team, strong underwriting, and strong local economies



Deposit Growth Opportunity:
CHCO has many small deposit relationships; peers tend to have larger commercial & public deposits

	Branches	Deposits	Deposits/Branch
CHCO	67	$ 2.2 B	$33 million
BBT	36	$ 3.3 B	$92 million
JPM	20	$ 1.2 B	$60 million
UBSI	20	$ 1.2 B	$60 million
HBAN	14	$ 0.9 B	$64 million
FITB	10	$ 0.4 B	$40 million

Includes branches within 5 miles of City Branch
Source: SNL

Growth: Expanding Retail Distribution to capture additional retail households



City Opened 4 Wal-Marts in key markets where it had significant share:





Branch Renovations/Expansions to meet customer demand:






Eastern Panhandle Expansion exhibits strong demographics






Sept 2010: Expansion into South Charleston WV has encouraging early results







CityInsurance

- **2006 Revenues**   **$2.3 million**
- **2007**   **$4.1 million**
- **2008**   **$4.2 million**
- **2009**   **$5.6 million**
- **2010**   **$5.5 million**

Strategies:

- **2007:** **Added Workers Compensation Dept in 2007**
  Added Personal Lines Department in 2007
  Opened Beckley WV Office in 2007
- **2008:** **Opened Martinsburg Office in 4th Q 2008**
  Opened Ashland Office in 4th Q 2008
  Acquired Nitro-based Patton Ins. Agency
  Added enhanced Med Mal Representation
- **2009:** **Acquired Dickens & Clark Agency**
- **2010:** **Acquired Ripley WV Insurance Office**
  Ashland KY Acquisition

Trust AUM: CAGR (04-10) of 10.4%
Grew AUM in 2008/10 despite market by taking share



CHCO: Capital Flexibility

- Tangible Common Equity at 12/31/10: 10.01%

- No TARP!!!!

- Dividends
    - Increased 10% in April 2004 to $0.88
    - Increased 14% in April 2005 to $1.00
    - Increased 12% in April 2006 to $1.12
    - Increased 11% in April 2007 to $1.24
    - Increased 10% in April 2008 to $1.36
    - Dividend Yield of 3.90% (as of 2/03/11)
    - Dividend Payout Ratio 55% (Analyst Est.EPS for 2010)

- Share Repurchases
    - Purchased 2.2 million shares between 2007-2010 (12.5% of outstanding shares at 12/31/06)
    - Driven by CHCO's strong profitability, CHCO can achieve greater long-term share repurchase activity than peers.

Growth Per Share (12/31/04 - 12/31/10):

- **Loans Per Share:**   8.2% CAGR
- **Deposits Per Share:**   5.9% CAGR
- **Non-Interest Inc Per Share:**   3.1% CAGR
- **Expenses Per Share:**   4.3% CAGR

Implication: While CHCO operates in relatively low growth markets, high profitability allows share repurchases, which have driven core earnings despite the economic environment of the last several years

Acquisition Philosophy:

- City has historically been less acquisition focused than peers - acquisitions must truly be strategic or meaningfully accretive

- Going forward, City is likely to be more acquisitive than historically due to an increasing number of attractive opportunities

- City will continue to explore both FDIC and non-FDIC acquisitions

- City does not anticipate many FDIC-assisted transactions within it's "acquisition footprint"

Acquisition Philosophy:

- City will actively consider acquisition of banks in the $100 million to $1 billion range within its "acquisition footprint"

- City will consider acquisition of certain under-performing banks larger than $1 billion in assets

- Future acquisitions should:
    - Increase franchise in *existing* markets
    - Extend franchise meaningfully into *adjacent* markets
    - Extend and balance City's strong deposit & stable market franchise into new markets with meaningful long-term growth opportunities
    - Be accretive

Acquisition "Territory":


Detroit
Toledo
Cleveland
Pittsburgh
Harrisburg
Trenton
Newark
Philadelphia
Columbus
Cincinnati
Frankfort
Lexington
Louisville
Dover
Baltimore
Washington
Richmond
Virginia Beach
Raleigh
Charlotte
Columbia
Atlanta
250mi
All rights reserved

An Experienced Management Team

TITLE	EXPERIENCE	AGE	JOINED
■ CEO	PPLS; CHCO CFO,PHD	48	2001
■ EVP-Retail	PPLS	54	2001
■ EVP-Comm	One Valley; BB&T,CPA	60	2 004
■ CFO	Public Accounting,CPA	45	2005
■ CAO/CIO	City National Bank	46	1989
■ SVP-Branches	BB&T	41	2001
■ SVP- CCO	United Bankshares,CPA	36	1998
■ SVP- CRO	BB&T	54	2001
■ SVP Consumer	Bank One	43	2001
■ SVP Mortgage	United Bankshares	58	2004
■ SVP Trust	City National Bank	55	1985
■ SVP Insurance	Rogers; Principal	40	2007
■ Treasurer	City National Bank	43	1990

Value in the Banking Sector?

Checklist for success in current environment:

Capital

- Strongly capitalized **- Top 10%**

Markets

- Solid Distribution Network - **Excellent**
- Stable Geographic Markets - **Yes - WV & E Kentucky**
- Disciplined Competition - **Yes - see NIM**

Performance

- Strong Net Interest Margin - **Yes**
- Strong NIM Management - **See Results (Floors)**
- Dependence on NII**- Top Decile**
- Ability to control expenses - **Top Decile Efficiency Ratio**

Growth

- Liquidity to grow - **Extremely Strong**
- Ability to grow share in market - **5-mile branch share 32%; deposit share 14%**
- Opportunity to grow into new markets - **Well Positioned**
- Management - **Experienced Team with Great Results**

CHCO represents good value and stability

Pricing Metrics*:

■ Price to Book:	173%
■ Price to Tangible Book:	211%
■ Price to 2011 Projected Earnings**	14.2x
■ Dividend Yield	3.9%
■ Div Payout Ratio (First Call)**	55%
■ Tangible Capital/Tangible Assets	10.01%
■ Institutional Ownership	65%

* Based on Price of $35.07 (2/3/11)

** Based on analyst estimate of $2.47 (average of 7)



Reference Slides

Investment Portfolio at 12/31/10

	Original Cost	Other than Temporary Credit Impairment Charges (Cumm)	Unrealized Gains/ (Losses)	Carrying Value
Municipals	$ 66.1	$0	$0.3	$66.4
MBS	$267.1	$0	$7.9	$274.9
Pool Bank Trust Pfd	$ 27.1	($19.2)	($4.5)	$3.4
Single Issue Bank Trust Pfd; Bank Holding Company Pfd; Sub-debt of FI's	$93.2	($1.7)	($1.5)	$90.1
Money Markets & Mutual Funds	$1.6	$0	$0	$1.6
Fed & FHLB Stock	$ 12.6	$0	$0	$12.6
Bank Equities	$ 10.3	($5.1)	($0.5)	$4.7

Previously Securitized Loans:

Core growth in revenues in 2003-2009 offset lower earnings from PSL balances

	2004	2005	2006	2007	2008	2009	2010	2011 Proj
Average Balances	$83.5 MM	$42.9 MM	$22.3 MM	$10.5 MM	$5.2 MM	$3.9 MM	$1.2 MM	$0.7 MM
Rate	17.4%	26.6%	42.2%	69.1%	108%	128%	333%	200%
Gross Interest Revenue	$14.5 MM	$11.4 MM	$9.4 MM	$7.3 MM	$5.6 MM	$3.9 MM	$4.0 MM	$1.4 MM

Prime-based Floors:

- Purchased $600 million during 2005-2006
- Sold late 2008
- Positions CHCO for rising rates

Notional	Prime Rate	Term Date
$100MM	8%	June 2011
$100MM	7.75%	May 2011



Quarterly Prime Floor Income (After-tax)
Gain from sale recognized over remaining lives
of hedged LOANS

Interest Rate Risk to Net Interest Margin:

CHCO is well positioned with respect to interest rate risk:

Immediate Basis Point Change in Interest Rates	Estimated Increase or Decrease in Net Income between 1-12 months
+300 Bp	+10.9%
+200 Bp	6.2%
+100 Bp	0.9%

Data: December 31, 2010

Interest Rate Risk Summary:

- CHCO is less dependent upon NII than its peers
  - Fee income in top 10% of peer group

- CHCO's NIM is strong relative to peers based upon strong core deposit franchise

- In 4th Q of 2010, Prime-based floors will be worth approx. 13 bp of NIM

- In 4th Q of 2010, Previously Securitized Loans will be worth approx 12 bp of NIM

- CHCO is positioned to benefit from economic recovery and higher interest rates:
  - An increase of 300 Bp in rates would result in an approx increase of 30 bp of NIM